Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                   Registration Statement No.:  333-33896

        On August 17, 2000, NiSource distributed the "New Direction" newsletter to its employees. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.

                 Text of "New Direction" Employee Newsletter
                               August 17, 2000

   NEW DIRECTION                 August 17, 2000             Vol. 1 No. 9


   INSIDE THIS ISSUE

   NiSource Management Council Formed  . . . . . . . . . . . . . .  Pg. 2
   IT Team Focused On Enabling Growth Opportunities  . . . . . . .  Pg. 3


   SPOTLIGHT ON STEVE SMITH

   BUSINESS SERVICES TO PROVIDE COMPETITIVE ADVANTAGE TO BUSINESS UNITS

   Steve Smith was recently named to head the Business Services unit of the new NiSource. He brings to the position a customer-focused mindset coupled with an appreciation for the operational side of the business.

   In an effort to help employees understand what this new organization will mean to the various operating companies, Smith shared his vision for Business Services and personal philosophies with a reporter for NEW DIRECTION. Our questions and his answers follow:

   Where will Business Services be located?

   Headquarters for Business Services will be in Columbus, Ohio. It's such a large organization that we are going to have to have representatives from different services located in the business units. By the nature of the position, I will be spending a lot of time in both Columbus and Merrillville, Ind.

   What is Business Services?

   It will include many aspects that are currently part of NiSource's and Columbia's shared services organizations. The focus of Business Services will be on providing services that are common across all subsidiaries of the new NiSource.





   How will you define success for Business Services?

   Primarily by focusing on the cost of delivery. Customer satisfaction is also a main driver. My three big customers are the Merchant, Distribution and Pipeline companies. I need to help business leaders by providing them with an efficient platform that gives them a competitive advantage in the marketplace.

   What is your management style?

   I like to solicit input from my team and encourage robust dialog to reach the most effective solution. In my opinion, the team generally makes a better decision than the individual because of the different perspectives brought to the table.

   What aspects of this new role excite you the most?

   It's a very rare opportunity to build an organization from the ground up and to make a difference across the new NiSource. By the way we're organizing Business Services, we are going to impact the entire organization much more quickly and efficiently than we would be able to given the past structures at either Columbia or NiSource. We must build a platform for the new NiSource that enhances our competitive edge.

   What will be the greatest challenges for Business Services?

   This is a multi-billion dollar merger that covers numerous states and the scope of operations is incredibly broad. The challenge is going to be coordinating all of those activities going forward. We're going to have a transition period over the next six to nine months.

   Logistics and systems will be big challenges. We'll need to combine a lot of our systems. For example, we have more than a dozen general ledgers and a number of human resources information systems, and we need to eventually drive to one for each.

   What from your past experiences will you draw from to help with this new assignment?

   I've had a lot of experience prior to joining Columbia in the customer services arena. My time with Columbia has provided operational experience. I've been able to learn how things operate and to implement a lot of initiatives that we can build upon at the new NiSource.

   What makes Steve Smith tick?

   I like to start with the end in mind   what is it you want to achieve?
   If you don't know what it is that you want to achieve, or if you don't know where you're going, any route will do. It doesn't mean that you pick a route and never change. You have to respond to change every day. However, you've got to keep moving in the direction of your ultimate goal.





   What's the "end" you're trying to achieve with Business Services?

   I want to build a platform that puts the new NiSource in a position to capitalize on its infrastructure delivery system and provides a competitive advantage in the marketplace.

   What's the best advice you ever received?

   Start with the end in mind and learn from your mistakes. Also, never ask people to do something that you wouldn't do yourself.

   What's one tip for success you would offer to our readers?

   Ask yourself how what you are doing adds value to the organization. If you don't understand how you're adding value to the organization, then you're probably doing something you shouldn't be doing.


   MEET STEVE SMITH

   With a bachelor's degree in petroleum engineering from the Colorado School of Mines, Smith began his professional career as a petroleum engineer in his native Denver, Colo. When the price of oil dropped from $38 per barrel to $9.00 per barrel, he traded the backdrop of the Rocky Mountains for the skyline of New York City.

   After four-plus years in the Big Apple working in consulting, investment banking and investment management, Smith reached a crossroads in his career. He decided to invest two years in gaining an MBA in finance and accounting from the University of Chicago. Upon graduating, he joined Enron, where he spent two years in Houston and two years building a presence for Enron in Europe. In 1996, Cathy Abbott persuaded Smith to join Columbia Transmission's team. Currently, he serves as deputy chief financial officer for Columbia Energy Group.

   Smith and his wife, Lynne, have two daughters, Kendall and Eleanor.

   NISOURCE MANAGEMENT COUNCIL FORMED

   Last week NiSource Chairman, President and CEO Gary Neale hosted NiSource business leaders at a day-and-a-half-long strategy session in Chicago. Joining Neale at the session were Steve Adik, Cathy Abbott, Peter Fazio, Pat Mulchay, Mike O'Donnell, Steve Smith, Mark Wyckoff and Jeff Yundt. LaNette Zimmerman facilitated the meeting. This leadership group will become the core of the new NiSource Management Council, a group focused on strategic business issues that affect the whole company.

   At its first meeting the group concentrated on three areas: developing business unit organization structures aligned with NiSource strategy; reviewing candidates for roles in these new organizations; and developing the values that will guide the group as they work together to become a team.





   "This is the group that will lead the new NiSource," Neale stated. "I'm depending on them to hit the ground running. I expect our work to provide the foundation for the company's new culture."

   The Management Council will meet twice monthly for the next several months. Announcements of the direct reports to this group will be made Tuesday, August 22 in the late afternoon. This information will be published in NEW DIRECTION as well as on company intranets.


   IT TEAM FOCUSED ON ENABLING GROWTH OPPORTUNITIES

   There's never been a more exciting time to be an information technology professional at NiSource or Columbia, leaders of the Project Compass IT Team state enthusiastically.

   "What's clear is that information technology is absolutely a strategic differentiator for the new NiSource," said T.J. Aruffo, Compass IT Team Leader. "It is one of the keys to our success. When you look at the NiSource business strategy, technology is the platform for growth. We can't reach the full value of this merged entity without technology."

   Thus the IT Team's overall goal is to help enable the various NiSource businesses to reach their growth potential. At the same time, the team is focused on reducing costs through the integration of the existing IT functions.

   Teamwork is key

   While the challenges are great, the team leaders credit the cooperation and commitment of the more than 50 IT employees involved in the integration from both companies with keeping the project on track.

   "The synergy that we saw among the team members and the way we were able to quickly come together has been very effective," said Dick James, IT Project Leader from Columbia. "We have a good sense of common purpose."

   Those thoughts are echoed by Karen Lenzo, IT Project Leader from NiSource, who commented: "The support, teamwork and commitment to the IT effort has been incredible."

   The numbers the team has to deal with are staggering: approximately $200 million in annual spending on technology across the combined companies; more than 800 employees and contractors involved in IT in more than 50 locations; at least 900 applications or application components running on 960 different servers and 9,000 desktop computers; approximately 15 million lines of code; and 200,000 customer bills processed every night, six nights a week.

   "At every touchpoint where there's a customer, we have information technology. In some cases the technology is actually the touchpoint between the customer and NiSource," Aruffo noted. "So it's absolutely critical that we leverage the significant investment in technology across the firm."

   Common philosophy

   The IT Core Team, comprised of the current IT leadership from the various NiSource and Columbia businesses, focuses on overall IT strategy and organizational design. The team quickly found that NiSource and Columbia share a common philosophy in their IT functions: the desire to support the business strategies and the day-to-day needs of internal customers. Three sub-teams were formed to ensure this commitment is enhanced in the new organization.

   The IT Business Process team covers such issues as IT financial management, IT management and governance. The IT Infrastructure/Service Delivery team is working to consolidate resources and technologies so that IT operates in the most efficient and effective way possible in the new organization. The IT Program Management Office is charged with managing all the information from the other IT teams to balance resource loads with current and future technology initiatives. This group also is designing a future IT Program Management Office to support the overall NiSource needs.

   In addition, IT professionals are participating in every one of the Project Compass business teams, such as Corporate Support, Supply Chain, Gas Operations and Customer Service. Their mission is to ensure those teams are able to leverage technology to implement their operational plans. For example, if employees in the future will access benefits information online, the company needs to make sure every employee uses the same secure, reliable desktop system.

   "Right now we're wired where the firm has said we need to be," Aruffo said. "There is no technical barrier to getting people connected." Mobile computers in trucks, terminals and kiosks for access by multiple users are all possibilities for future communication with employees.

   Best practices support customer focus

   The team has looked at the IT organizational structures and processes of companies in the utility and other industries that are known for their customer focus.

   "I'd venture to say a fair number of our NiSource customers are also customers of L.L. Bean," Aruffo said. "If they get on the telephone or get on the Internet to transact business with L.L. Bean, and then they call us or go to our Web site, their expectation is that we can do everything L.L. Bean can do.

   "While we're focused on cost savings for the next 16 months, there are other people who are focused on our customers, and we haven't lost sight of that," he added.





   At this point, the team has recognized the need to optimize resources at the corporate level while supporting the IT needs of individual business units and operations.

   "There will be an enterprise-level IT function supporting the overall infrastructure and service delivery process," Lenzo explained. "In addition, each business unit will have IT executive leadership and imbedded application support for business-unit-specific applications."

   One centralized Help Desk will serve all employees, with on-site support available in locations that have high concentrations of employees.

   "We'll be where we have to be to most effectively support the businesses," James said.

   The following information should be displayed in a chart:

   IT Team Analysis

   Scope:

        * Integrate and identify cost saving opportunities for enterprise-wide IT, such as data center, Help Desk, telecommunications, network operations, network engineering, security, training, on-site support, etc.
        *    Enable business area synergy savings

   Similarities:

        *    Operational excellence philosophy to managing and delivering
             IT
        *    Participatory management style
        *    Diversity of work force in IT
        *    Utilization of current technology
        *    Objective to enable business through the use of technology

   Differences:

        * Sourcing of IT resources (NiSource has predominantly outsourced its IT functions, while Columbia has not)
        * Specific applications deployed within companies (e.g. 10+ different financial packages, 3+ different work management systems)
        * Organization structure and location of resources (centralization versus decentralization; some co-located with business, some not)
        *    IT budgeting and cost allocation processes





   Opportunities:

        *    Obtain infrastructure savings through
             combination/consolidation (data center, WAN,
             telecommunications and various support functions)
        *    Centralize Help Desk with support distributed throughout
             business units
        *    Implement effective blend of sourcing   employees, vendors,
             contractors
        *    Implement enterprise IT organizational redesign
        *    Leverage existing technology investments across companies
        * Negotiate more favorable rates with telecommunications vendors for phone and data services through the combined volumes of the two companies


   COMING ATTRACTIONS

   The Aug. 22 edition of NEW DIRECTION will announce the next level of leaders for the new NiSource.

   That edition will be published by the close of business.

   The following is included to conform with federal regulations:

             This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this publication. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the report.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders.





             Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.


                            Questions, Comments?

     NEW DIRECTION is published by Project Compass for all NiSource and Columbia employees. We welcome your comments and questions.

               Give us a call at 877-236-2242 or e-mail us at
                         newdirection@nisource.com.